STATEMENT OF FINANCIAL CONDITION

Dougherty & Company LLC
December 31, 2018
With Report of Independent Registered Public
Accounting Firm

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 21937

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2018 (MM/DD/YY) AND ENDING 12/31/2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Dougherty & Company LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

90 South Seventh Street Suite 4300
(No. and Street)

Minneapolis	ND	55402
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Michelle Sandberg (612) 376-4027
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RSM US LLP
(Name – *if individual, state last, first, middle name*)

801 Nicollet Mall Suite 1100	Minneapolis	MN	55402
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, <u>Michelle M. Sandberg</u>, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of <u>Dougherty & Company LLC</u>, as of <u>December 31</u>, 20 <u>18</u>, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:




Leslie O Roberts
Notary Public - Minnesota
My Commission Expires 01/31/2020

Notary Public



<u>Signature</u>

<u>Chief Financial Officer</u>
Title

This report ** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Dougherty & Company LLC

Statement of Financial Condition

December 31, 2018

Contents

RSM US LLP

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Member of Dougherty & Company LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Dougherty & Company LLC (the Company) as of December 31, 2018, and the related notes to the financial statement (collectively, the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

RSM US LLP

We have served as the Company's auditor since 2014.

Minneapolis, Minnesota
February 15, 2019

Dougherty & Company LLC

Statement of Financial Condition

December 31, 2018

Assets

Cash and cash equivalents	$	5,937,179
Cash segregated for regulatory purposes (note 4)		70,000
Receivable from clearing firm (note 2)		4,896,899
Receivables from related parties (notes 2 & 7)		1,265,971
Other receivables (note 2)		460,646
Securities owned, pledged to creditors (notes 5 & 11)		12,687,311
Other investments (note 5)		5,940
Furniture and equipment, net of $1,235,868 in accumulated depreciation (note 12)		24,424
Prepaid expenses and other assets		790,350
Goodwill (note 6)		940,000
Intangible assets, net of $34,730 in accumulated amortization (note 6)		175,270
Total assets	$	27,253,990

Liabilities and Member's Equity

Liabilities:		
Notes payable to affiliate (note 7)	$	1,783,748
Securities sold, not yet purchased (notes 5 & 11)		1,874
Payables to related parties (note 7)		95,568
Accrued compensation and benefits		4,997,311
Accounts payable and other liabilities		629,893
Total liabilities		7,508,394
Member's equity		19,745,596
Total liabilities and member's equity	$	27,253,990

See accompanying notes to statement of financial condition.

Dougherty & Company LLC

Notes to Statement of Financial Condition

December 31, 2018

1. Organization

Dougherty & Company LLC ("the Company") is a registered broker-dealer in securities under the Securities Exchange Act of 1934, as amended, and an investment adviser registered under the Investment Advisers Act of 1940, as amended. The Company is registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA") and the Municipal Securities Rulemaking Board ("MSRB").

The Company provides underwriting, financial advisory, and securities brokerage services to individual, institutional, corporate, and governmental clients, predominantly in the Midwest region of the United States. The Company is a wholly owned subsidiary of Dougherty Financial Group LLC ("DFG").

The Company clears all customer and proprietary trades through another broker-dealer, National Financial Services LLC ("the Clearing Firm"), on a fully disclosed basis. The Company operates under the provisions of SEC Rule 15c3-3(k)(2)(i) and (k)(2)(ii) and, accordingly, is exempt from the remaining provisions of Rule 15c3-3.

2. Summary of Significant Accounting Policies

The following is a summary of significant accounting policies followed by the Company:

Cash and Cash Equivalents

Cash and cash equivalents include cash and investments in money market mutual funds. Actively traded money market mutual funds are measured at their net asset value, which approximates fair value.

Securities Transactions

Securities owned and securities sold, not yet purchased, are recorded on a trade-date basis and valued at fair value. Fair value is based on quoted market prices, dealer prices, or amounts that approximate quoted prices for securities of comparable quality, maturity, and interest rate.

The Company accounts for commissions and clearing costs related to customer transactions on a trade-date basis.

2. Summary of Significant Accounting Policies (continued)

Other Investments

Other investments are recorded on a trade-date basis and valued at fair value. Fair value of warrants obtained from underwritings is based on quoted market prices or the Black-Scholes-Merton model, which utilizes the contract terms, the underlying equity price, and a measure of volatility in arriving at the investment's fair value.

Revenue Recognition

Investment Banking and Underwriting – Investment banking and underwriting revenues, which include gains, losses, underwriting fees, management fees, remarketing fees, and advisory fees, are recorded when the performance obligation for the transaction is satisfied under the terms of each engagement. The Company's performance obligation is generally satisfied at a point in time upon the completion of a financing or underwriting arrangement, closing of a strategic transaction, or some other defined outcome. At this time, the Company has transferred control of the promised service and the customer obtains control.

Commissions – Commission revenues, which include commissions received from customers for the execution of brokerage transactions in fixed income and equity securities, are recognized at a point in time on the trade date because the customer has obtained the rights to the underlying security provided by the trade execution service. Commission revenues also include commissions received from an affiliate from the sale of loan participations in loans originated by the affiliate, which are recognized at a point in time once the affiliate accepts the sale order and closes the loan.

Principal Transactions – Revenues from principal transactions, which include trading gains and losses and changes in the fair value of long and short security positions held, are recorded on a trade-date basis.

Other Income –Adviser management fees are generally earned based on a percentage of customer assets under management and are recognized over time as the services are provided. Fees from affiliates for providing loan origination and mortgage banking services are recognized at a point in time when the transaction closes.

Dougherty & Company LLC

Notes to Statement of Financial Condition (continued)

2. **Summary of Significant Accounting Policies (continued)**

Practical Expedients - The Company has applied the practical expedient under Accounting Standards Codification ("ASC") Topic 606, *Revenue from Contracts with Customers,* ("ASC 606"), that permits for the non-disclosure of the value of unsatisfied performance obligations for (i) contracts with an original expected length of one year or less and (ii) contracts for which the Company recognizes revenue at the amount to which it has the right to invoice for services performed.

Contract Balances – Receivables from contracts with customers were approximately $1,121,000 at January 1, 2018 and $971,000 at December 31, 2018 and were reported on the statement of financial condition as follows: $383,000 at January 1, 2018 and $264,000 at December 31, 2018 included in receivable from clearing firm; $79,000 at January 1, 2018 and $250,000 at December 31, 2018 included in receivables from related parties; and $659,000 at January 1, 2018 and $457,000 at December 31, 2018 included in other receivables.

Furniture and Equipment

Furniture and equipment are carried at cost less accumulated depreciation and are depreciated using straight-line or accelerated methods over the estimated useful lives of three to seven years.

Fair Value of Financial Instruments

Substantially all of the Company's financial assets and liabilities are carried at fair value or at amounts that, because of their short-term nature and based on market interest rates available to the Company at December 31, 2018, approximate current fair value.

Goodwill and Intangible Assets

In accordance with ASC Topic 805, *Business Combinations* ("ASC 805"), the Company records all assets and liabilities acquired in purchase acquisitions, including goodwill and other intangible assets, at fair value. Determining the fair value of assets and liabilities requires certain estimates.

Indefinite-life intangible assets and goodwill are not amortized, but are subject to impairment testing on an annual basis or more often if events or circumstances indicate there may be impairment. An impairment loss is recognized if the carrying value exceeds its fair value.

Identifiable intangible assets are amortized over their estimated useful lives on a straight-line basis and are tested for potential impairment whenever events or changes in circumstances suggest that the carrying value of an asset or asset group may not be fully recoverable.

2. **Summary of Significant Accounting Policies (continued)**

Income Taxes

The Company is treated as a disregarded entity for tax purposes and is not subject to income taxes as a separate entity. The taxable income or loss of the Company is reportable for tax purposes by DFG. Accordingly, no tax provision is reflected in the Company's statement of financial condition.

The Company applies accounting guidance as codified in Financial Accounting Standards Board ("FASB") ASC Topic 740, *Income Taxes*, regarding how uncertain income tax positions should be recognized, measured, presented, and disclosed in the financial statements. Tax positions that are not more likely than not to be sustained upon examination by a taxing authority based on the technical merit of the position would result in a current year expense or the absence of a benefit, as appropriate for the tax position.

The Company has determined there are no material uncertain tax positions. Generally, the tax authorities can examine any tax returns filed for the last three years.

Use of Estimates

Preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

3. **Recent Accounting Pronouncements**

Revenue Recognition

In May 2014, the FASB issued Accounting Standards Update ("ASU") 2014-09, *Revenue from Contracts with Customers (Topic 606)*, ("ASU 2014-09"), which supersedes previous revenue recognition guidance, including most industry-specific guidance.

ASU 2014-09, as amended, requires a company to recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods and services, and also requires enhanced disclosures.

3. Recent Accounting Pronouncements (continued)

The Company adopted this guidance effective as of January 1, 2018 under the modified retrospective method, in which the cumulative effect of applying the standard was recognized at the date of initial application. The Company's previous methods of recognizing revenues were not significantly impacted by the new guidance.

Leases

In February 2016, the FASB issued ASU 2016-02, *Leases* (Topic 842), ("ASU 2016-02"), which supersedes the leasing guidance in Topic 840, *Leases*. ASU 2016-02 requires lessees to recognize a right-of-use asset and lease liability on the statement of financial position for all leases with terms longer than 12 months. The recognition, measurement and presentation of expenses and cash flows arising from a lease by a lessee have not significantly changed from current U.S. GAAP. This new guidance will be effective for the Company beginning January 1, 2019 and will be adopted using a modified retrospective approach. As of December 31, 2018, the Company had 5 operating leases for office space and equipment, for which the aggregate present value of minimum lease commitments totaled approximately $343,000. Upon adoption, this lease commitment will be reflected on the statement of financial condition as a right-of-use asset and a lease commitment liability. The impact of the new guidance on the Company's regulatory net capital is expected to be minimal.

Goodwill

In January 2017, the FASB issued amended guidance to simplify the subsequent measurement of goodwill, eliminating "Step 2" from the goodwill impairment test (ASU 2017-04). In computing the implied fair value of goodwill under Step 2, an entity had to perform procedures to determine the fair value at the impairment testing date of its assets and liabilities following the procedure that would be required in determining the fair value of assets acquired and liabilities assumed in a business combination.

Under the amended guidance, an entity should perform its annual, or interim, goodwill impairment test by comparing the fair value of a reporting unit with its carrying amount and subsequently recognize an impairment charge for the amount by which the carrying amount exceeds the reporting unit's fair value; however, the loss recognized should not exceed the total amount of goodwill allocated to that reporting unit. The guidance is first effective for the year ending December 31, 2019 and will be adopted on a prospective basis. Early adoption is permitted for interim or annual goodwill impairment tests performed on testing dates after January 1, 2017. The Company will adopt this simplification guidance in the earliest period it applies to the facts and circumstances.

3. Recent Accounting Pronouncements (continued)

Recognition and Measurement of Financial Assets and Financial Liabilities

In January 2016, the FASB issued ASU 2016-01, *Financial Instruments—Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities* ("ASU 2016-01"), which updates certain aspects of recognition, measurement, presentation and disclosure of financial instruments. ASU 2016-01 became effective for the Company as of January 1, 2018. There was no material impact to the Company's statement of financial condition or disclosures upon adoption as the Company's financial instruments are already reflected at fair value.

4. Cash Segregated for Regulatory Purposes

At December 31, 2018, $70,000 was segregated in a special bank account for the exclusive benefit of customers under Rule 15c3-3 of the Securities and Exchange Commission ("SEC").

5. Fair Value Measurements

The Company applies fair value measurements in accordance with ASC 820, *Fair Value Measurement* ("ASC 820"). Under this standard, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market.

Valuation techniques that are consistent with the market, income, or cost approach, as specified by ASC 820, are used to measure fair value. ASC 820 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value.

The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements).

5. **Fair Value Measurements (continued)**

The three levels of the fair value hierarchy under ASC 820 are described below:

<u>Basis of Fair Value Measurements</u>
Level 1 - Unadjusted quoted prices in active markets that are accessible at the measurement date for identical unrestricted assets or liabilities.

Level 2 - Quoted prices in markets that are not active or financial instruments for which all significant inputs are observable, either directly or indirectly.

Level 3 - Prices or valuations that require inputs, including the Company's own assumptions, that are both significant to the fair value measurement and unobservable.

A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

Level 2 financial instruments typically include municipal bonds, corporate bonds, U.S. government agency bonds, floaters, ownership interest in LLCs, or hedge fund investments.

Valuation of Level 2 instruments uses observable inputs in pricing the assets. Inputs and methods that are used in determining the fair value of the Company's Level 2 instruments may include the original transaction price, yield analyses, and/or benchmarking to similar instruments.

Level 3 financial instruments typically include certain municipal bonds, warrants, collateralized debt, or other instruments for which there is little, if any, market activity for the asset at the measurement date. Valuation of Level 3 instruments requires significant judgment and reflects management's own assumptions about the assumptions that market participants would use in pricing the asset.

Inputs and methods that are used in determining the fair value of the Company's Level 3 instruments may include the original transaction price, yield analyses, Black-Scholes-Merton model, benchmarking to similar instruments, discounts due to market illiquidity, and/or the present value of expected future cash flows.

Notes to Statement of Financial Condition (continued)

5. Fair Value Measurements (continued)

The following tables present the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2018:

	Level 1	Level 2	Level 3	Total
Securities owned:				
Municipal securities	$ -	$ 12,548,506	$ -	$ 12,548,506
Equity securities	27,111	-	-	27,111
Corporate debt securities	-	81,299	-	81,299
Floater securities	-	25,000	-	25,000
U.S. government and government agency securities	-	5,395	-	5,395
Total	$ 27,111	$ 12,660,200	$ -	$ 12,687,311
Other investments:				
Warrants	$ 5,240	$ -	$ 700	$ 5,940
Total	$ 5,240	$ -	$ 700	$ 5,940
Securities sold, not yet purchased:				
Equity securities	$ 1,874	$ -	$ -	$ 1,874
Total	$ 1,874	$ -	$ -	$ 1,874

As of December 31, 2018, Level 3 securities comprise warrant investments valued using the Black-Scholes-Merton model. The significant unobservable input used in the fair value measurement is a liquidity discount of 25%. The observable inputs used in the Black-Scholes-Merton calculation include stock price, warrant expiration date, risk-free rate, and standard deviation.

6. Goodwill and Identifiable Intangible Assets

On March 7, 2017, the Company completed the acquisition of Cronin & Co., Inc. ("Cronin"), a privately held broker-dealer focused on municipal bonds and other fixed income securities. The acquisition was accounted for under the acquisition method of accounting in accordance with ASC 805.

In conjunction with the acquisition of Cronin, the Company recorded $210,000 in net identifiable intangible assets, consisting solely of customer relationships, and $940,000 of goodwill arising from operational synergies and the reputation and expertise of Cronin in the high-grade municipal bond market. In accordance with ASC 805, goodwill was measured as the excess of the acquisition-date fair value of the consideration transferred over the amount of acquisition-date identifiable assets acquired net of assumed liabilities. The Company completed its annual goodwill impairment testing as of September 30, 2018 with no impairment identified.

7. Related Parties

At December 31, 2018 the Company had a note payable to DFG, related to the acquisition of Cronin, with an outstanding balance of $1,783,748. The note matures on October 1, 2023 and bears interest at a rate which fluctuates, based on an index rate. As of December 31, 2018, the interest rate was 5.0868%. Principal and interest is paid monthly.

Included in receivables from related parties at December 31, 2018, was $1,010,687 in interest-bearing and non-interest-bearing receivables from officers and employees of the Company, the majority of which are notes made to senior investment executives. Such advances are generally amortized into employee compensation over the life of the note, which is typically one to eight years, using the straight-line method. The receivable balance shown on the statement of financial condition is net of such amortization. These notes typically become due and payable in the event that the investment executives' employment terminates.

7. **Related Parties (continued)**

The Company has contracted with DFG and entities affiliated through common ownership to receive and provide certain administrative and professional services. At December 31, 2018, the Company had non-interest-bearing receivables from DFG and other affiliates of $255,284 that is included in receivable from related parties and non-interest-bearing payables to related parties totaling $95,568. The Company has contracted with an affiliate to sell participations in loans originated by the affiliate. Additionally, the Company is party to an expense-sharing agreement with DFG and affiliates that describes the allocation methodology for vendor services and certain back office services that are shared among such affiliates.

8. **Commitments and Contingencies**

The Company leases office space under noncancelable operating leases with expiration dates into 2020. Some leases have escalation clauses and renewal options. Future minimum rental commitments under noncancelable operating leases and expected future payments are as follows:

Years	Gross Operating Leases		Sublease Receipts		Net Operating Leases	
2019	$	250,783	$	(157,924)	$	92,859
2020		66,323		(13,379)		52,944
	$	317,106	$	(171,303)	$	145,803

DFG leases office space under a long-term lease agreement, a portion of which is made available to the Company through an expense sharing agreement.

The Company promptly transmits all customer funds and securities to the Clearing Firm, is contingently liable for its customers' transactions, and has agreed in certain circumstances to indemnify the Clearing Firm for losses that it may sustain from the customer accounts introduced by the Company. At December 31, 2018, there were no customer balances maintained by the Clearing Firm subject to such indemnification requiring a liability to be accrued. In accordance with applicable margin lending practices, customer balances are typically collateralized by customer securities or supported by other types of recourse provisions.

8. Commitments and Contingencies (continued)

In the ordinary course of business, the Company enters into underwriting commitments. Transactions relating to any such underwriting commitments that were open at December 31, 2018, and have subsequently settled, had no material effect on the statement of financial condition.

The Company may be a defendant in various actions, suits, or proceedings before a court or arbitrator or by a governmental entity that are incidental to its business. The Company establishes accruals for potential losses to the extent that claims are probable of loss and the amount of the loss, or range of loss, can be reasonably estimated. Such accruals, if any, would be included in accounts payable and other liabilities on the statement of financial condition. In many cases, however, it is inherently difficult to determine whether any loss is probable or to estimate the amount or range of any potential loss, and therefore the determination of the likely outcome and accrued amounts requires significant judgement on the part of management. The Company's management believes, based upon the facts that have developed to date that the outcome of such matters, although uncertain, will not have a material adverse effect on the financial condition of the Company.

9. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule ("Rule 15c3-1"), which requires the Company to maintain minimum net capital. The Company has elected to use the alternative method permitted by Rule 15c3-1. At December 31, 2018, the Company had net capital of $14,906,249, which was $14,563,249 in excess of its minimum net capital required.

Advances to affiliates and other equity withdrawals are subject to certain notification and other provisions of Rule 15c3-1.

10. Retirement Plan

DFG has a 401(k) and profit-sharing plan in which all eligible employees of the Company may participate. The Company's retirement plan payable at December 31, 2018 was $325,308, which is included in accrued employee compensation and benefits on the statement of financial condition.

11. Financial Instruments With Off-Balance Sheet Risk

In the ordinary course of business, the Company's activities involve the execution, settlement, and financing of various securities transactions. These activities may expose the Company to credit and market risks in the event the customer, counterparty, or Clearing Firm is unable to fulfill its contractual obligations. Such risks may be increased by volatile trading markets.

All securities owned are pledged to the Clearing Firm on terms that permit it to sell or repledge the securities to others, subject to certain limitations. Securities owned held at the Clearing Firm collateralize securities sold, not yet purchased and amounts payable to the Clearing Firm and may serve to satisfy margin requirements. Securities sold, not yet purchased, represent obligations of the Company to deliver the specified security at the contracted price and thereby create a liability to repurchase the security in the market at prevailing prices, if not owned by the Company. These transactions result in off-balance sheet market risk, as the Company's ultimate obligation to satisfy the sale of securities sold, not yet purchased, may exceed the amount recognized in the statement of financial condition.

12. Furniture and Equipment

The following is a schedule of furniture and equipment as of December 31, 2018:

	Cost	Accumulated Depreciation	Net Fixed Assets
Furniture	$ 300,051	$ 282,840	$ 17,211
Equipment	596,840	591,043	5,797
Other	363,401	361,985	1,416
	$ 1,260,292	$ 1,235,868	$ 24,424

13. Subsequent Events

The Company has evaluated subsequent events for potential recognition and/or disclosure through the date the Company's statement of financial condition was issued.